FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period December 29, 2006

SANPAOLO IMI S.p.A.
(Exact name of registrant as specified in its charter)

Piazza San Carlo 156
10121 Turin, Italy
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form  20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

JOINT PRESS RELEASE

DEED OF MERGER BETWEEN BANCA INTESA AND SANPAOLO IMI
REGISTERED

Milano, Torino, December 29, 2006 - Banca Intesa and Sanpaolo IMI communicate that the deed of merger by incorporation of Sanpaolo IMI S.p.A with and into Banca Intesa S.p.A. has been registered at the Torino and Milano Company Registers this morning. Therefore, the merger will come into legal effect as of  January 1, 2007.

The Banca Intesa securities referred to herein that will be issued in connection with the merger described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the “Securities Act”) and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Banca Intesa securities will be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.

The merger described herein relates to the securities of two foreign (non-U.S.) companies and is subject to disclosure requirements of a foreign country that are different from those of the United States.  Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since Banca Intesa and Sanpaolo IMI are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that Banca Intesa may purchase securities of Sanpaolo IMI otherwise than in the merger, such as in open market or privately negotiated purchases.

You should be aware that Sanpaolo IMI may purchase securities of Banca Intesa otherwise than in the merger, such as in open market or privately negotiated purchases.

Investor Relations		Media Relations
Andrea TAMAGNINI		Costanza ESCLAPON
+39 02 87943180		+39 02 87963531
investorelations@bancaintesa.it		stampa@bancaintesa.it
www.bancaintesa.it

Relazioni Esterne		Investor Relations
Filippo VECCHIO		Dean QUINN
+39 011 5557747		+39 011 5552593
infomedia@sanpaoloimi.com		investor.relations@sanpaolimi.com
www.sanpaoloimi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.

By:	/s/ James Ball
Name: James Ball
Title: Head of International Strategy, London Branch

Date:  December 29, 2006